UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
FORM 5
              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_| Check box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue. See Instruction 1(b).
|_| Form 3 Holdings Reported
|_| Form 4 Transactions Reported

1. Name and Address of Reporting Person

   Heimendinger, Larry M.
   c/o General Kinetics Incorporated
   10688-D Crestwood Drive
   Manassas, VA 20110

2. Issuer Name and Ticker or Trading Symbol

   General Kinetics Incorporated (GKIN)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

   5/01

5. If Amendment, Date of Original (Month/Year)

6. Relationship  of Reporting  Person(s) to Issuer  (Check all  applicable)
   ( ) Director  ( ) 10% Owner  (X) Officer (give title  below)
   ( ) Other  (specify below)

   Chief Operating Officer

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|  (Instr.3,4 and 5)               |  Beneficially     |(D)or |  (Instr. 4)               |
                             |      |(Ins|                  | A/|           |  Owned at         |Indir |                           |
                             |      |tr.8)    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
                             |           |                  |   |           |  (Instr. 3 and 4) |(Ins  |                           |
                             |           |                  |   |           |                   | tr.4)|                           |
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
                             |      |    |                  |   |           |                   |      |                           |
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                             |      |    |                  |   |           |                   |      |                           |
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                             |      |    |                  |   |           |                   |      |                           |
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                             |      |    |                  |   |           |                   |      |                           |
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If form is filed by more than one reporting person, see instruction 4(b)(v).

                                                                          (Over)
                                                                  SEC 2270(7-96)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |(In | red(A) or Dis |Date(Month/|  (Instr. 3 and 4   |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |str.| posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     | 8) | (Instr.3,4 and|Date |Expir|                    |(Instr.|ficially    |Ind|            |
                        |tive    |     |    |  5)       |   |Exer-|ation|   Title and Number | 5)    |Owned at    |ire|            |
                        |Secu    |     |    |           |   |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |    A      | D |ble  |     |                    |       |Year        |(I)|            |
                        |        |     |    |           |   |     |     |                    |       |(Instr. 4)  |(Instr. 4)      |
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
Director Stock Option   | $.08   |5/31/|A(1)|  12,500   |   | (2) |6/1/ |Common      |12,500 |       | 134,375(3) | D |            |
                        |        |01   |    |           |   |     |11   |Stock       |       |       |            |   |            |
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                        |        |      |   |           |   |     |     |            |       |       |            |   |            |
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                        |        |      |   |           |   |     |     |            |       |       |            |   |            |
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

Explanation of Responses:

(1) Granted by the compensation committee of the issuer's board of directors for no consideration.

(2) 75% of such options have vested and are currently exercisable. The remaining 25% will vest on May 31, 2002.

(3) Does not include options to purchase 125,000 shares which such options will only vest if the stock price reaches certain stipulated multiples of a base price of $1.0026 (for ten consecutive trading days).


                               /s/ Larry M. Heimendinger              7/13/01
                               -------------------------------    --------------
                               **Signature of Reporting Person        Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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